UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915100

(CUSIP Number)

Robert Rosen

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915-10-0

1	Names of reporting persons: Kenon Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 98-1199415
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 19,702,502 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 19,702,502 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 19,702,502 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 34% (2)
14	Type of reporting person: CO

(1)	Represents (a) 18,030,039 Ordinary Shares (as defined in Item 1 below), (b) 1,669,795 Series 9 options held by Kenon Holdings Ltd. (“Kenon” or the “Reporting Person”) to purchase 1,669,795 Ordinary Shares exercisable up to June 27, 2017 at an exercise price of $7.33 per Ordinary Share and (c) options held by Kenon to purchase 2,668 Ordinary Shares exercisable up to October 3, 2018 at an exercise price of NIS 15 (approximately $4 million as of January 20, 2015) per Ordinary Share. The options referred to in clauses (b) and (c) were originally granted to a director and an executive officer of Israel Corporation Ltd. (“Israel Corp.”), Kenon’s parent company prior to the Spin-Off (as defined in Item 3 below), who, at the time of the grant, served as a director of Tower (as defined in Item 1 below), which options were assigned by them to Israel Corp., which subsequently assigned them to Kenon pursuant to the Spin-Off Agreement (as defined in Item 3 below).

(2)	Based on 58,331,778 Ordinary Shares of Tower outstanding as of January 20, 2015 (based on number of Ordinary Shares outstanding on January 20, 2015, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

Item 1.	Security and Issuer

The name of the issuer to which this statement on Schedule 13D (this “Statement”) relates is Tower Semiconductor Ltd. (“Tower”). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Statement relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”).

Item 2.	Identity and Background

This Statement is being filed by Kenon Holdings Ltd. The Reporting Person is filing this Statement to report its beneficial ownership, as of January 7, 2015, of 19,702,502 Ordinary Shares of Tower.

The Reporting Person is a limited liability company incorporated under the laws of Singapore. The principal business address of the Reporting Person is 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192. The Reporting Person is a holding company and its principal business, assets and liabilities consist of its ownership interests in the five businesses contributed to it by Israel Corp. in connection with the Spin-Off (as defined in Item 3 below): IC Power Ltd., Qoros Automotive Co., Ltd., ZIM Integrated Shipping Services, Ltd., IC Green Energy Ltd. and Tower (together, the “Contributed Businesses”).

Schedule 1 attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director of the Reporting Person (together, the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a public company, with shares traded on the New York Stock Exchange and the TASE. As such, all decisions relating to the voting or disposition of the Ordinary Shares owned by the Reporting Person are made by the board of directors of the Reporting Person.

A discretionary trust, in which Idan Ofer is a prime beneficiary, indirectly holds 100% of Ansonia Holdings B.V. (“Ansonia”) which beneficially owns approximately 45.9% of the issued and outstanding Ordinary Shares of the Reporting Person as of January 9, 2015. Each of Ansonia and Mr. Idan Ofer disclaims beneficial ownership of any securities of Tower held by the Reporting Person, except to the extent of his pecuniary interest therein, if any.

Item 3.	Source and Amount of Funds or Other Consideration

On January 7, 2015, Israel Corp. transferred all of the Tower Ordinary Shares held by it to Kenon as part of its internal reorganization pursuant to the Sale, Separation and Distribution Agreement, between Israel Corp. and Kenon, dated as of that date (the “Spin-Off Agreement”). In exchange for this transfer of Tower Ordinary Shares, as well as the transfer of the ownership interests then held by Israel Corp. in each of the other Contributed Businesses and the other IC Transferred Assets, IC Transferred Liabilities and the Cash Investment, each as defined in the Spin-Off Agreement, Israel Corp. received 29,883,015 ordinary shares of Kenon. Also on January 7, 2015, Israel Corp. transferred to the account of the TASE the shares of Kenon to be distributed to the Reporting Person’s shareholders on January 9, 2015 (the “Spin-Off”).

Item 4.	Purpose of Transaction

Kenon acquired the Ordinary Shares described in this Statement in connection with the Spin-Off. Yoav Doppelt, the Chief Executive Officer of Kenon, also serves as a director on the board of directors of Tower. Because of this relationship, Kenon may exercise a measure of influence over Tower. In addition, as Kenon owns approximately 34% of Tower, Kenon will have an ability to exert influence over the board of directors of Tower, and so long as Kenon holds the Tower Ordinary Shares, Kenon may therefore have influence over Tower’s affairs. Consistent with its own business strategy, Kenon intends to support the development of Tower and to act to realize the value of the Tower Ordinary Shares it holds for Kenon’s shareholders by distributing these Tower Ordinary Shares to Kenon shareholders or selling these Tower Ordinary Shares, rationally and expeditiously.

Other than as set forth in this Statement, the Reporting Person has no specific present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of Tower, or the disposition of securities of Tower;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tower or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Tower or of any of its subsidiaries;

(d) Any change in the present board of directors or management of Tower, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Tower;

(f) Any other material change in Tower’s business or corporate structure;

(g) Changes in Tower’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tower by any person;

(h) A class of securities of Tower being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Tower becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated in items (a)-(i) above.

Kenon intends to continuously review its investment in Tower, and may in the future determine (i) to acquire additional securities of Tower, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Tower owned by it in open market sales, one or more underwritten offerings, private transactions, or otherwise, (iii) distribute the Tower Ordinary Shares it owns to Kenon’s shareholders, (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, Kenon specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Kenon currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Tower’s business and prospects; other developments concerning Tower and its businesses generally; other business opportunities available to Kenon; developments with respect to the strategy and business of Kenon; changes in law and government regulations; general economic conditions; and stock market conditions, including the market price of the securities of Tower.

Item 5.	Interest in Securities of the Issuer

(a) Kenon is the beneficial owner of 19,702,502 Ordinary Shares, constituting approximately 34% of the outstanding Ordinary Shares as of January 20, 2015 comprised of (a) 18,030,039 Ordinary Shares, (b) 1,669,795 Series 9 options held by Kenon to purchase 1,669,795 Ordinary Shares exercisable up to June 27, 2017 at an exercise price of $7.33 per Ordinary Share and (c) options held by Kenon to purchase 2,668 Ordinary Shares exercisable up to October 3, 2018 at an exercise price of NIS 15 (approximately $4 million as of January 20, 2015) per Ordinary Share.

To the knowledge of Kenon, none of the executive officers and directors of Kenon beneficially own Ordinary Shares as of January 7, 2015.

(b) Kenon has sole voting and dispositive power over the 19,702,502 Ordinary Shares beneficially owned by it.

The statements in this Statement shall not be construed as an admission by Kenon that it or any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Furthermore, the filing of this Statement shall not be construed as an admission that Kenon is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which Kenon has direct voting and dispositive power, as reported herein. Kenon disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

(c) Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Spin-Off Agreement

The Reporting Person is a party to the Spin-Off Agreement. The Spin-Off Agreement set forth, among other things, Kenon’s agreements with Israel Corp. in respect of the principal transactions necessary to separate Kenon’s businesses from Israel Corp. and its other businesses. The Spin-Off Agreement also set forth other agreements that governed the distribution of Kenon ordinary shares to Israel Corp. shareholders, as well as certain aspects of Kenon’s relationship with Israel Corp. after the consummation of the Spin-Off. The summary of the Spin-Off Agreement set forth below is qualified in its entirety by reference to the Spin-Off Agreement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Transfer of Assets and Assumption of Liabilities

The Spin-Off Agreement identified the assets to be transferred, the liabilities to be retained by Israel Corp. or assumed by Kenon, and the contracts to be retained by Israel Corp. or assigned to Kenon in connection with the Spin-Off and transfer of Israel Corp.’s transfer of its interests, direct or indirect, in each of the Contributed Businesses to Kenon.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and Israel Corp., neither Kenon nor Israel Corp. made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Spin-Off Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Release of Claims

Except with respect to (i) those legal proceedings pending against Israel Corp. at the time of the consummation of the Spin-Off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Spin-Off Agreement, Kenon shall be liable for the claims of each of the businesses transferred to it as part of the Spin-Off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

Indemnification

Kenon and Israel Corp. agreed to indemnify each other against certain liabilities incurred in connection with their respective businesses, and as otherwise allocated to each of them in the Spin-Off Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of Kenon’s business, and each of its businesses, with Kenon and financial responsibility for the obligations and liabilities of Israel Corp. and its business with Israel Corp. The Spin-Off Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

The Registration Rights Agreement

On September 28, 2006, Tower and Israel Corp. entered into a registration rights agreements, as amended and restated on September 25, 2008 (the “Registration Rights Agreement”). In connection with the completion of the Spin-Off, Israel Corp. has assigned, and Kenon has assumed, all of Israel Corp.’s rights and obligations thereunder.

Pursuant to the Registration Rights Agreements, Tower shall, no later than 45 days after the date on which it receives a written request from Kenon from time to time, file with the U.S. Securities and Exchange Commission (the “Commission”), a Registration Statement on Form F-3 or, in the event such Form is not available, on another appropriate form reasonably acceptable to Kenon, and make all required filings with the Israeli Securities Authority (the “ISA”) covering the resale of all, or at the request of Kenon, any portion of the then Registrable Securities (as defined in the Registration Rights Agreement) that are not already registered. Tower shall use its best efforts to have the registration statement declared effective by the Commission and the ISA as soon as possible after such filing with the Commission and the ISA. Tower is obligated to keep any such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until certain events have occurred.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Tag Along Agreements

On September 28, 2006, each of Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi Le-Israel B.M. (“Bank Leumi” and, together with Bank Hapoalim, the “Banks”), entered into tag along agreements with Israel Corp., each as amended on September 25, 2008 (collectively, and as amended, the “Tag Along Agreements”). In connection with the completion of the Spin-Off, Israel Corp. has assigned, and Kenon has assumed, all of Israel Corp.’s rights and obligations thereunder.

Pursuant to the Tag Along Agreements, each Bank and its affiliates have been granted “tag along” rights proportionally to participate in, and on the same terms and conditions as, a sale by Kenon, or any of its subsidiaries, to a third party (other than non-prearranged sales into the market on any stock exchange on which the Tower Ordinary Shares are then traded or listed or submitted for quotation) as a result of which Kenon would cease (either on the basis of Tower’s then issued and outstanding shares or on a fully-diluted basis) to be Tower’s largest shareholder. The tag along rights apply only to certain Capital Notes (as specified in the Tag Along Agreements) or shares issued upon conversion thereof, certain Capital Notes and/or convertible debentures and/or shares received as part of certain Equity Issuances (as specified in the Tag Along Agreements) (as well as any shares issuable upon conversion of such Capital Notes or convertible debentures). In addition, Ordinary Shares of Tower held by a subsidiary of Kenon that is publicly held and that purchases, solely as a financial investment, such Ordinary Shares or securities convertible into or exercisable for Ordinary Shares in the market (i.e. not directly or indirectly from Tower or Israel Corp.) and not at the request or instruction of Kenon, would not be deemed held by Kenon for purposes of the tag along right.

The foregoing summary of the Tag Along Agreements is qualified in its entirety by reference to the Tag Along Agreement with Bank Hapoalim and Amendment No. 1 thereto, and the Tag Along Agreement with Bank Leumi and Amendment No. 1 thereto, which are included as Exhibits 3, 4, 5 and 6 to this Schedule 13D, respectively, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd., dated January 7, 2015 (Filed as Exhibit 99.2 by Kenon Holdings Ltd. on Form 6-K on January 8, 2015).

2.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

3.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M. (Filed as Exhibit 17 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

4.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Hapoalim B.M. (Filed as Exhibit 22 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

5.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M. (Filed as Exhibit 18 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

6.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M. (Filed as Exhibit 23 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015

KENON HOLDINGS LTD.

By:	/s/ Yoav Doppelt
Name:	Yoav Doppelt
Title:	Chief Executive Officer

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

KENON HOLDINGS LTD.

The name and present principal occupation of each director and executive officer of Kenon Holdings Ltd. (“Kenon”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Kenon Holdings Ltd., 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship

Kenneth Cambie 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	New Zealand

Laurence N. Charney 19 Sycamore Drive Sands Point, NY 11050	Business Executive	United States of America

Cyril Pierre-Jean Ducau 1 Temasek Avenue #38-01 Millenia Tower Singapore 039192	Business Executive	France

N. Scott Fine 100 Mill Plain Rd. Suite 301 Danbury, CT 06811	Business Executive	United States of America

Ron Moskovitz 23 Aranha St. Tel Aviv, Israel	Business Executive	Israel

Elias Sakellis 10 Brook Street London W1S 1BG	Business Executive	Greece

Vikram Talwar	Business Executive	India

Yoav Doppelt	Chief Executive Officer of Kenon	Israel

Robert Rosen	General Counsel of Kenon	United States of America

Tzahi Goshen	Interim Chief Financial Officer and Controller of Kenon	Israel

Barak Cohen	Vice President of Business Development and Investor Relations of Kenon	Israel

Exhibit Index

Exhibit No.	Description

1.	Sale, Separation and Distribution Agreement, between Israel Corporation Ltd. and Kenon Holdings Ltd., dated January 7, 2015 (Filed as Exhibit 99.2 by Kenon Holdings Ltd. on Form 6-K on January 8, 2015)

2.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, between Israel Corporation Ltd. and Tower Semiconductor Ltd. (Filed as Exhibit 20 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

3.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M. (Filed as Exhibit 17 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

4.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Hapoalim B.M. (Filed as Exhibit 22 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)

5.	Tag Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M. (Filed as Exhibit 18 by Israel Corporation Ltd. on Schedule 13D/A on October 23, 2006)

6.	Amendment No. 1 to Tag Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M. (Filed as Exhibit 23 by Israel Corporation Ltd. on Schedule 13D/A on October 14, 2008)